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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Alcan Inc.
(Name of Subject Company (Issuer))

Rio Tinto Canada Holding Inc.
an indirect wholly-owned subsidiary of Rio Tinto plc
and
 Rio Tinto plc
(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

(013716105)
(CUSIP Number of Class of Securities)

Ben Mathews
Rio Tinto plc
6 St James's Square
London SW1Y 4LD
United Kingdom
Tel: 011 44 20 7930 2399
with a copy to
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: 011 44 20 7456 2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Bidders)

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$19,065,207,127	$585,302

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction value of the Alcan Common Shares to be received by Rio Tinto, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,764,427 Alcan Common Shares in the United States, representing 50% of the entire issued share capital, multiplied by $101, the cash consideration being offered per Alcan Common Share, which yields $19,065,207,127, multiplied by 0.0000307, which yields $585,302. Each of the capitalized terms used is defined below.

(2)
Sent via wire transfer to the SEC on July 24, 2007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Filing Party:
Form or Registration No.:	Date Field:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 7 further amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 24, 2007 (as amended, the "Schedule TO"), by Rio Tinto plc and by Rio Tinto Canada Holding Inc., an indirect wholly-owned subsidiary of Rio Tinto. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Circular filed as Exhibit (a)(1)(A) to the Schedule TO.

        Rio Tinto issued a set of frequently asked question ("FAQs) relating to the Offer, dated August 20, 2007. These FAQs have been filed as Exhibit (a)(5)(N) hereto and is incorporated herein by this reference.

ITEM 12. EXHIBITS

(a)(1)(A)°	Circular, dated July 24, 2007.
(a)(1)(B)°	Form of Letter of Transmittal.
(a)(1)(C)°	Form of Notice of Guaranteed Delivery.
(a)(1)(D)°	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)°	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)°	Summary Advertisement in The Wall Street Journal, dated July 24, 2007.
(a)(5)(B)°	Press release announcing commencement of the Offer, dated July 24, 2007.
(a)(5)(C)°	Transcript of interview with Bloomberg UK, dated July 12, 2007.
(a)(5)(D)°	Transcript of interview with CNBC Europe, dated July 12, 2007.
(a)(5)(E)°	Transcript of interview with CNN International, dated July 12, 2007.
(a)(5)(F)°	Transcript of interview with CNBC US, dated July 19, 2007.
(a)(5)(G)°	Management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(H)°	Script of management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(I)°	News release announcing half-year results, dated August 2, 2007.
(a)(5)(J)°	Transcript of interview with BNN, dated July 18, 2007.
(a)(5)(K)°	Transcript of interview with the Australian Broadcasting Corporation, dated July 23, 2007.
(a)(5)(L)°	Memorandum to managers of Rio Tinto and Alcan, dated August 2, 2007.
(a)(5)(M)°	Press release relating to the Offer, dated August 7, 2007.
(a)(5)(N)	Frequently Asked Questions about the Rio Tinto Offer for Alcan Inc., dated August 20, 2007.
(b)(1)°	Facility Agreement, dated July 12, 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale.
(d)(1)°	Support Agreement, dated July 12, 2007, among Alcan, the Offeror and Rio Tinto.
(d)(2)°	English language translation of undertakings and confirmations made by Rio Tinto and Offeror to the Government of Quebec and Alcan, dated July 11, 2007.
(d)(3)°	Confidentiality Agreement, dated April 11, 2007 between Alcan and Rio Tinto.
(d)(4)°	Amendment to Confidentiality Agreement, dated June 25, 2007.
(d)(5)°	Standstill Agreement, dated June 13, 2007, between Alcan and Rio Tinto.
(d)(6)°	Amendment to Support Agreement, dated July 20, 2007, among Alcan, the Offeror and Rio Tinto.
(g)°	None.
(h)°	None.

°
Previously filed with the SEC.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2007	RIO TINTO PLC
	By:	/s/ GUY ELLIOTT
	Name: Title:	Guy Elliott Finance Director
RIO TINTO CANADA HOLDING INC.
	By:	/s/ IAN RATNAGE
	Name: Title:	Ian Ratnage Director

EXHIBIT INDEX

(a)(1)(A)°	Circular, dated July 24, 2007.
(a)(1)(B)°	Form of Letter of Transmittal.
(a)(1)(C)°	Form of Notice of Guaranteed Delivery.
(a)(1)(D)°	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)°	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)°	Summary Advertisement in The Wall Street Journal, dated July 24, 2007.
(a)(5)(B)°	Press release announcing commencement of the Offer, dated July 24, 2007.
(a)(5)(C)°	Transcript of interview with Bloomberg UK, dated July 12, 2007.
(a)(5)(D)°	Transcript of interview with CNBC Europe, dated July 12, 2007.
(a)(5)(E)°	Transcript of interview with CNN International, dated July 12, 2007.
(a)(5)(F)°	Transcript of interview with CNBC US, dated July 19, 2007.
(a)(5)(G)°	Management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(H)°	Script of management slide presentation by Rio Tinto plc, dated August 2, 2007.
(a)(5)(I)°	News release announcing half-year results, dated August 2, 2007.
(a)(5)(J)°	Transcript of interview with BNN, dated July 18, 2007.
(a)(5)(K)°	Transcript of interview with the Australian Broadcasting Corporation, dated July 23, 2007.
(a)(5)(L)°	Memorandum to managers of Rio Tinto and Alcan, dated August 2, 2007.
(a)(5)(M)°	Press release relating to the Offer, dated August 7, 2007.
(a)(5)(N)	Frequently Asked Questions about the Rio Tinto Offer for Alcan Inc., dated August 20, 2007.
(b)(1)°	Facility Agreement, dated July 12, 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale.
(d)(1)°	Support Agreement, dated July 12, 2007, among Alcan, the Offeror and Rio Tinto.
(d)(2)°	English language translation of undertakings and confirmations made by Rio Tinto and Offeror to the Government of Quebec and Alcan, dated July 11, 2007.
(d)(3)°	Confidentiality Agreement, dated April 11, 2007 between Alcan and Rio Tinto.
(d)(4)°	Amendment to Confidentiality Agreement, dated June 25, 2007.
(d)(5)°	Standstill Agreement, dated June 13, 2007, between Alcan and Rio Tinto.
(d)(6)°	Amendment to Support Agreement, dated July 20, 2007, among Alcan, the Offeror and Rio Tinto.
(g)°	None.
(h)°	None.

°
Previously filed with the SEC.

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ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX